Exhibit 99.81











                              [Letterhead of Borden]






                                       December 2, 1994




         Mr. Paul B. Kazarian
         Managing Partner
         Japonica Partners
         30 Kennedy Plaza
         Providence, RI  02903

         Dear Mr. Kazarian:

         We have not received confirmation that your group will attend the meeting that our Board of Directors has requested on Sunday, December 4, 1994 at 10 A.M. Allan Miller's telephone call to you this afternoon seeking confirmation of the meeting has not been returned. As the business day has ended without any response from you, we assume that you are not prepared to meet with us when we requested and the Sunday morning meeting will be cancelled. Under these circumstances, we reiterate our request that you promptly provide the Board with written responses to the questions set forth in the letter sent to you yesterday. These responses can be sent to us in care of Allan Miller at our Columbus headquarters.

         On behalf of the Board of Directors.

                                       Very truly yours,


                                       /s/Frank J. Tasco


                                       Frank J. Tasco